Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June. 30,
	2007	2006	2007	2006

Computation of loss per common share:

Net loss applicable to common shares	$(1,229,787)	$(1,385,583)	$(2,575,674)	$(3,179,749)

Weighted average number of common shares	106,608,465	101,511,825	105,455,375	100,265,915

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.